April 21, 2014 SENT VIA E-MAIL

Ms. Mara L. Ransom

Assistant Director

Ms. Elizabeth Walsh

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re: Universal Bioenergy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 15, 2013

File No. 333-123465

Response Letter dated November 8, 2013

Amendment No. 1 to Schedule 13D filed on January 3, 2014 by

Global Energy Group LLC

File No. 005-84761

Dear Ms. Ransom,

This letter will address the issues and concerns raised in the SEC Comment Letter dated January 15, 2014 (“Comment Letter”) for the Universal Bioenergy, Inc. (the “Company”) reports Form 10-K for the fiscal year ended December 31, 2012 and our Response Letter dated December 18, 2013, and Amendment No. 1 to Schedule 13D filed on January 3, 2014 by Global Energy Group LLC. The questions in your Comment Letter are restated below, with our corresponding responses.

1. SEC COMMENT:

FORM 10-K FOR THE TRANSITION PERIOD FROM JANUARY 1, 2013 THROUGH THE FISCAL YEAR ENDED JUNE 30, 2013

Item 12. Security Ownership of Certain Beneficial Holders and Management, page 37

1. We note your response to comment 1 in our letter dated November 15, 2013. Specifically, we note your statement that “[a]lthough having similar names; to our knowledge, Rainco Industries Inc., and Rainco Management LLC are two separate companies and are not affiliated with each other. Therefore, we or Solomon Ali could not be expected to know who the control person was for Global Energy Group LLC or Rainco Management LLC.”

Universal Bioenergy Inc. · 18100 Von Karman Ave., Suite 850 · Irvine, CA 92612 · Tel 949-559-5017 · Fax 951-281-4653

(1)

However, we also note your disclosure on page 23 of your Form 10-Q for the period ended September 30, 2013, stating that “Solomon Ali, [y]our Senior Vice President of Corporate Finance and Investor Relations, previously served as CEO of Rainco Industries, parent company of Rainco Management LLC and currently serves as an outside consultant (with no affiliation) and Rainco Industries serves [you] in the capacity as a consultant.” Please explain the discrepancy between your response and your disclosure.

OUR RESPONSE:

The disclosure on page 23 of our Form 10-Q Report for the period ended September 30, 2013, stating that, “Rainco Industries, parent company of Rainco Management LLC”, is incorrect and was stated in error. It appears we mistakenly confused the association between the two companies. The disclosure in our Response Letter to the SEC, dated December 18, 2013, page 4, which stated, ”Although having similar names; to our knowledge, Rainco Industries Inc., and Rainco Management LLC are two separate companies and are not affiliated with each other.”, is correct regarding the affiliation between two companies.

This disclosure was subsequently corrected in our Form 10-Q Report for the period ended December 31, 2013, which stated on page 23, “Solomon Ali, our Senior Vice President of Corporate Finance and Investor Relations, previously served as CEO of Rainco Industries, and currently serves as an outside consultant for Rainco Industries. Rainco Industries Inc., (although having similar names), has no affiliation with Rainco Management LLC. Global Energy Group is now deemed an affiliate.”

2. SEC COMMENT:

2. As a related matter, please tell us how Rainco Industries is the parent company of Rainco Management LLC when your disclosure elsewhere indicates that N.C. Singletary is the control person of Rainco Management LLC. Clarify whether N.C. Singletary is also the control person of Rainco Industries or otherwise explain the “parent” and “control” status of both Rainco Industries and Rainco Management as they relate to Global Energy Group LLC.

OUR RESPONSE:

Our responses to the SEC Comment or question above is separated into two parts, to address the two separate issues in the comment/question.

SEC Comment Part 2A. As a related matter, please tell us how Rainco Industries is the parent company of Rainco Management LLC when your disclosure elsewhere indicates that N.C. Singletary is the control person of Rainco Management LLC.

To our knowledge, Rainco Industries Inc., is not the parent company of Rainco Management LLC. The disclosure in our Response Letter to the SEC, dated December 18, 2013, page 4, which stated, ”Although having similar names; to our knowledge, Rainco Industries Inc., and Rainco Management LLC are two separate companies and are not affiliated with each other.”, is correct regarding the affiliation between two companies.

This disclosure was subsequently corrected in our Form 10-Q Report for the period ended December 31, 2013, which stated on page 23, “Solomon Ali, our Senior Vice President of Corporate Finance and Investor Relations, previously served as CEO of Rainco Industries, and currently serves as an outside consultant for Rainco Industries. Rainco Industries Inc., (although having similar names), has no affiliation with Rainco Management LLC. Global Energy Group is now deemed an affiliate.”

(2)

SEC Comment Part 2B. Clarify whether N.C. Singletary is also the control person of Rainco Industries or otherwise explain the “parent” and “control” status of both Rainco Industries and Rainco Management as they relate to Global Energy Group LLC.

To our knowledge N. C. Singletary is not the control person for Rainco Industries Inc. To our knowledge, there is no affiliation or “parent” and “control” status between Rainco Industries Inc., and Global Energy Group LLC. Nicole C. Singletary is the control person for Rainco Management LLC. Regarding the “parent” and “control” status of Rainco Management LLC and Global Energy Group LLC, the following disclosure was made in a Schedule 13D/A (Amendment No. 2) filed on January 21, 2014, under Item 2. Identity and Background, paragraph (c), “Global Energy Group LLC’s, Managing Member and controlling entity is Rainco Management LLC and the control person for Rainco Management LLC is Nicole C. Singletary. Rainco Management LLC is the sole Managing Member of Global Energy Group LLC pursuant to the Operating Agreement of Global Energy Group LLC. Rainco Management LLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.”

3. SEC COMMENT:

3. We further note your statement in response to comment 1 in our letter dated November 15, 2013, that “since neither Rainco Industries Inc., nor Rainco Management LLC purchased the Note(s), neither of those entities would be deemed an affiliate of the Company at the time the Note(s) were acquired from the original Note Holder(s).” However, we note that Rainco Management LLC is the controlling entity of Global Energy Group LLC, based on disclosure in the Schedule 13D filed with the Commission on October 23, 2013. Please consider whether the status of Rainco Management LLC and/or Rainco Industries Inc. as control persons of Global Energy Group LLC impacts their respective affiliate statuses, such that you should also be identifying the Rainco entities and N.C. Singletary as indirect affiliates of you.

OUR RESPONSE:

Rainco Management Industries Inc., as an indirect affiliate of Universal Bioenergy

To our knowledge, Rainco Industries Inc., is not the parent company of Rainco Management LLC. The disclosure in our Response Letter to the SEC, dated December 18, 2013, page 4, which stated, ”Although having similar names; to our knowledge, Rainco Industries Inc., and Rainco Management LLC are two separate companies and are not affiliated with each other.”, is correct regarding the affiliation between two companies. To our knowledge, there is no affiliation or “parent” and “control” status between Rainco Industries Inc., and Global Energy Group LLC. Based on the foregoing, we believe that Rainco Industries Inc., would not be deemed an affiliate of Universal Bioenergy Inc.

Rainco Management LLC and N.C. Singletary as indirect affiliates of Universal Bioenergy

Nicole C. Singletary is the control person for Rainco Management LLC. Regarding the “parent” and “control” status of Rainco Management LLC and Global Energy Group LLC, the following disclosures were made in the Schedule 13D/A (Amendment No. 2) filed on January 21, 2014;

A. Under Item 2. Identity and Background, paragraph (c), “Global Energy Group LLC’s, Managing Member and controlling entity is Rainco Management LLC and the control person for Rainco Management LLC is Nicole C. Singletary. Rainco Management LLC is the sole Managing Member of Global Energy Group LLC pursuant to the Operating Agreement of Global Energy Group LLC. Rainco Management LLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.”

B. Under Item 3. Source and Amount of Funds or Other Consideration, “These shares are directly owned by Global Energy Group LLC, for which Rainco Management LLC and its control person Nicole C. Singletary exercises voting and dispositive control. Rainco Management LLC is the sole Managing Member of Global Energy Group LLC, pursuant to the Operating Agreement of Global Energy Group LLC. Rainco Management LLC and Nicole C. Singletary, its Managing Director has sole investment discretion and exercises voting authority and dispositive control with respect to the securities covered by this Statement.”

C. Item 5. Interest in Securities of the Issuer,

(a) As of June 30, 2013, Global Energy Group LLC beneficially owned 1,568,630,000 shares of common stock, or 61.78% of the outstanding common stock. These shares are directly owned by Global Energy Group. The shares issued to Global Energy Group LLC are restricted shares.

(b) Rainco Management LLC and Nicole C. Singletary, its Managing Director has sole investment discretion and exercises voting authority and dispositive control with respect to the 1,568,630,000 shares of common stock. As a result of their relationship with Global Energy Group LLC, Rainco Management LLC, the Managing Member of GEG, and Nicole C. Singletary (as disclosed in Item 2), may be deemed to have indirect beneficial ownership (as that term is described in Rule 13d-3 under the Act) the shares which Global Energy Group LLC directly beneficially owns. Each of Rainco Management LLC and Nicole C. Singletary disclaims beneficial ownership of such shares for all other purposes.

(3)

4. SEC COMMENT:

We also note that you continue to indicate that Global Energy Group LLC “merely became a creditor” as of January 11, 2013 and became a control person after conversion of the notes on April 10, 2013. With a view to understanding when Global Energy Group LLC and its affiliates should have been identified as beneficial owners of you, please tell us and elaborate upon the terms of the Promissory Notes with a view to understanding the conversion features of the Notes. In this regard, we note your disclosure on page 22 of your quarterly report on Form 10-Q for the period ended March 31, 2013 indicating that the terms of your Promissory Notes, generally speaking, include provisions “that grant the Note Holder the right (but not the obligation) to convert them into shares of [y]our common stock…in lieu of receiving payment in cash.” Please tell us whether the Promissory Notes held by Global Energy Group LLC contained such provisions. If so, and considering that Rule 13d-3 determines beneficial ownership based upon, among other things, the “right to acquire beneficial ownership of such security within sixty days,” please tell us whether Global Energy Group should have been deemed a beneficial owner as of January 11, 2013, if not sooner. In this regard, we note that you still have not filed a Form 8-K acknowledging the change in control.

OUR RESPONSE:

Summary of Promissory Note Basic Terms

The Promissory Notes typically have provisions for conversion that either have a fixed price conversion feature or a variable conversion rate to convert the Note to common stock.

The Term of the Notes range from eight months to three years in length, at which time the Notes reach the Maturity. On the “Maturity Date”, the Company is required to pay to the Holder all accrued and unpaid interest and the unpaid principal balance of the Promissory Note. The Notes bear interest on the unpaid principal amount hereof commencing on the issue date, typically at 10% to 12% interest.

The “Note Holder” has the right, by giving written notice to the Company Maker, to convert all of the principal and interest into shares of the Company’s common stock. This option grants the Holder the option to convert the Note into the number of fully paid and non-assessable shares of the Makers common stock, as determined by dividing all of the unpaid principal amount and interest due on the Note as of the date of conversion, by either a fixed conversion price per share or a variable price per share. The option to convert the Note to the Company’s common stock cannot be exercised until after the Note is held by the Holder for a minimum period of Six (6) months from the issuance of the Note.

After conversion of the Note, the Company will issue to the Holder of the Note, a certificate or certificates representing the number of fully paid and non-assessable shares of Common Stock to which Holder shall be entitled on such conversion. All rights with respect to the Note terminate and the Note will be considered paid in full upon the issuance of the shares of common stock and upon the conversion of all of the unpaid principal and interest of the Note to the Company’s common stock.

In the event the Company fails to pay: (i) any principal or accrued interest under the Note within thirty days after the Maturity Date; or (ii) any of the other monetary obligations to be paid by it under the Note, then the Note will be in default.

Promissory Notes held by Global Energy Group LLC

The Promissory Notes held by Global Energy Group LLC were all over six months old, and included the provisions to convert the Notes into common stock of the Company based on a fixed conversion price.

Determination of Beneficial Ownership

Based on our initial and previous understanding of Rule 13d-3, we believed that Global Energy Group LLC, (GEG) “merely became a creditor” of the Company on January 11, 2013, when they acquired the portfolio of Promissory Notes, and GEG subsequently became a “beneficial owner” after the Notes were converted to common stock on April 10, 2013.

However, after a more thorough review and careful perusal of the guidelines of Rule 13d-3, we have concluded that our previous understanding that Global Energy Group LLC (GEG) became a “beneficial owner” at the time of the conversion of the Notes on April 10, 2013, was inaccurate, and was in error. Furthermore, we have now determined that based on our correct understanding of Rule 13d-3(d)(1)(i), that since Global Energy Group LLC had the right to convert the Notes into common stock of the Common within sixty days after they acquired the Notes on January 11, 2013, GEG would be deemed to be a “beneficial owner” of the securities on January 11, 2013.

(4)

Form 8-K Filing acknowledging change in control

Regarding the acquisition of beneficial ownership by Global Energy Group LLC, the Company made a disclosure regarding “Changes in Control”, on page 37, under Part III, Item 12. Security Ownership Of Certain Beneficial Owners And Management, in its Form 10-K Annual Report for the Fiscal year ended June 30, 2013, filed on October 15, 2013.

However, in view of the above information regarding the corrected date when Global Energy Group LLC became the “beneficial owner” of the securities, the Company will file a Form 8-K Report acknowledging the change of control of the Company pursuant to the acquisition of the Promissory Notes by Global Energy Group LLC on January 11, 2013.

5. SEC COMMENT:

Schedule 13D/A filed on January 3, 2014

5. We note that the Schedule 13D/A filed by Global Energy Group LLC names each of the members of Global Energy Group; however, it still does not appear to include Rainco Industries Inc. or Nicole C. Singletary as reporting persons. Please clarify if Rainco Industries and/or Nicole C. Singletary have voting and/or investment control over the securities held by Global Energy Group and include them as reporting persons, as applicable. In this regard, we note the statements that “Rainco Management LLC has sole investment discretion and voting authority with respect to the securities covered by this Statement,” and “the control person for Rainco Management LLC is Nicole C. Singletary,” which seems to suggest that Nicole C. Singletary has voting and investment control over such securities, and that both Rainco Management LLC and Nicole C. Singletary should be included as reporting persons. In addition, please clarify the relationship between Rainco Management LLC and Rainco Industries Inc.

OUR RESPONSE:

Rainco Industries Inc., is not included as a reporting person in the Schedule 13D/A filed by Global Energy Group LLC, because Rainco Industries Inc., is not affiliated with either Global Energy Group LLC, or Rainco Management LLC. Since Rainco Industries Inc., is not a reporting person, it has no voting and/or investment control over the securities held by Global Energy Group LLC.

To our knowledge, Rainco Industries Inc., is not the parent company of Rainco Management LLC. The disclosure in our Response Letter to the SEC, dated December 18, 2013, page 4, which stated, ”Although having similar names; to our knowledge, Rainco Industries Inc., and Rainco Management LLC are two separate companies and are not affiliated with each other.”, is correct regarding the affiliation between two companies. To our knowledge, there is no affiliation or “parent” and “control” status between Rainco Industries Inc., and Global Energy Group LLC. Based on the foregoing, we believe that Rainco Industries Inc., would not be deemed an affiliate of Universal Bioenergy Inc.

Reporting Persons and Investment Control for Global Energy Group LLC – Rainco Management LLC and Nicole C. Singletary

Schedule 13D/A (Amendment No. 2) filed on January 21, 2014;

Nicole C. Singletary and Rainco Management LLC are both included as “Reporting Persons” with voting and/or investment control in the Schedule 13D/A (Amendment No. 2) filed on January 21, 2014.

Nicole C. Singletary is the control person for Rainco Management LLC. Regarding the “parent” and “control” status of Rainco Management LLC and Global Energy Group LLC, the following disclosures were made in the Schedule 13D/A (Amendment No. 2) filed on January 21, 2014;

A. Under Item 2. Identity and Background, paragraph (c), “Global Energy Group LLC’s, Managing Member and controlling entity is Rainco Management LLC and the control person for Rainco Management LLC is Nicole C. Singletary. Rainco Management LLC is the sole Managing Member of Global Energy Group LLC pursuant to the Operating Agreement of Global Energy Group LLC. Rainco Management LLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.”

B. Under Item 3. Source and Amount of Funds or Other Consideration, “These shares are directly owned by Global Energy Group LLC, for which Rainco Management LLC and its control person Nicole C. Singletary exercises voting and dispositive control. Rainco Management LLC is the sole Managing Member of Global Energy Group LLC, pursuant to the Operating Agreement of Global Energy Group LLC. Rainco Management LLC and Nicole C. Singletary, its Managing Director has sole investment discretion and exercises voting authority and dispositive control with respect to the securities covered by this Statement.”

C. Item 5. Interest in Securities of the Issuer,

(a) As of June 30, 2013, Global Energy Group LLC beneficially owned 1,568,630,000 shares of common stock, or 61.78% of the outstanding common stock. These shares are directly owned by Global Energy Group. The shares issued to Global Energy Group LLC are restricted shares.

(b) Rainco Management LLC and Nicole C. Singletary, its Managing Director has sole investment discretion and exercises voting authority and dispositive control with respect to the 1,568,630,000 shares of common stock. As a result of their relationship with Global Energy Group LLC, Rainco Management LLC, the Managing Member of GEG, and Nicole C. Singletary (as disclosed in Item 2), may be deemed to have indirect beneficial ownership (as that term is described in Rule 13d-3 under the Act) the shares which Global Energy Group LLC directly beneficially owns. Each of Rainco Management LLC and Nicole C. Singletary disclaims beneficial ownership of such shares for all other purposes.

(5)

Conclusion

This completes the full response to the questions and comments as requested in your Letter dated January 15, 2014 regarding the report and forms indicated above. We all truly understand the importance of this matter.

If you need any additional information regarding the above, please feel free to contact me.

Very truly yours,

By: /s/ Vince M. Guest

Vince M. Guest

President and CEO